November 18, 2024

Robert R. Dillard
Chief Financial Officer
Sonoco Products Company
1 N. Second Street
Hartsville, SC 29550

        Re: Sonoco Products Company
            Form 10-K for the Year Ended December 31, 2024
            Form 10-Q for the Quarter Ended June 30, 2024
            File No. 001-11261
Dear Robert R. Dillard:

        We have reviewed your November 14, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
15, 2024 letter.

Form 10-Q for the Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reportable Segments
Consumer Packaging, page 51

1. We note your response to prior comment 4. Please revise future filings to disclose the reasons why the metric "productivity" or "productivity savings" is useful to investors, how management uses the metric, and any assumptions underlying the metric or its calculation. See guidance in the SEC's Release No. 33-10751 Commission Guidance
       on Management   s Discussion and Analysis of Financial Condition and
Results of
       Operations.
 November 18, 2024
Page 2

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing